Signal Peak Silica, LLC
One Radnor Corporate Center
100 Matsonford Road, Suite 101
Radnor, PA 19087

March 14, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brigitte Lippman

Re:	Preferred Sands, Inc. — Request to Withdraw Registration Statement on Form S-1 (File No. 333-219889)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, Signal Peak Silica, LLC (the “Company”), as successor in interest to Preferred Sands, Inc. (the “Registrant”), hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all amendments thereto and exhibits filed therewith (collectively, the “Registration Statement”). The Registration Statement was originally filed publicly on August 10, 2017 and a pre-effective amendment thereto was filed on March 30, 2018. The Company is seeking withdrawal of the Registration Statement because the Registrant recently consummated a reorganization and the Company, as successor, no longer intends to pursue the offering covered by the Registration Statement.

The Company, as successor to the Registrant, confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Should you have any questions, or require any additional information, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3025.

Sincerely,

By:	/s/ Robert Stienes
Robert Stienes
General Counsel and Secretary

cc:	John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP